SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
A Publicly Held Company

MATERIAL FACT

Significant Oil Reserves in the Pre-Salt Layer in the Santos Basin

(Rio de Janeiro, September 10, 2008). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that the consortium established by Petrobras (65% - Operator), BG Group (25%) and Galp Energia (10%) for prospecting the BM-S-11 Block in ultra-deep waters in the Santos Basin, has concluded the drilling of well 1-BRSA-618-RJS (1-RJS-656) with the discovery of a significant find of light oil in the pre-salt reservoirs. The estimated recoverable volume is from 3 to 4 billion barrels of light oil and natural gas in the area shown in green on the map.

The Iara light oil discovery was announced on August 7 2008 pending clearer prospects from drilling activities. The relevant data is now available and reveals the thickness of the porous oil-bearing reservoirs to be better than initially forecast. Notified today to the Brazilian industry regulator, ANP, the new find has been verified by cable survey as light oil with a specific gravity of between 26° and 30°API covering an area of approximately 300 km2, clearly demarcated by seismic means. The estimated volume is based on the collated data together with information already available on the pre-salt layer.

The BM-S-11 block consists of two exploratory areas. The first well,1-BRSA-369A-RJS (1-RJS-628A), was drilled in one of these areas, known as Tupi, this discovery announced on July 11 2006 as having an estimated recoverable volume of between 5 and 8 billion barrels of light oil and natural gas. The respective Assessment Plan has since been approved by the ANP and is currently being executed (in gray on the map).

The so-called 1-BRSA-618-RJS (1-RJS-656) discovery well, known as lara, is situated in the northern part of the Tupi field (colored green on the map), about 230 km off the coast from the city of Rio de Janeiro in a water depth of 2,230 metros. The final drilling depth was 6,080 meters.

The Consortium is to continue its exploratory activities and investments in this area through the implementation of the Discovery Assessment Plan to be submitted to the ANP, in accordance with the Concession Agreement, to better establish the dimensions and characteristics of the reserve.

Almir Guilherme Barbassa
Chief Financial and Investor Relations Officer

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.